[Skadden, Arps, Slate, Meagher & Flom LLP letterhead]

June 12, 2008

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Celera Corporation
Amendment No. 4 to Registration Statement on Form S-1,
Filed on June 11, 2008
SEC File No. 333-149457

Ladies and Gentlemen:

On behalf of Celera Corporation, a Delaware corporation (the “Company”), we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission, Amendment No. 4 to the Registration Statement of the Company on Form S-1 for filing under the Securities Act of 1933, as amended, in connection with the Company’s proposed split-off from Applera Corporation and the issuance of the Company’s common stock in the split-off.

Please contact the undersigned at (302) 651-3180 should you require further information or have any questions.

Very truly yours,

/s/ Allison Land

Allison Land

cc:      Thomas P. Livingston